Exemption file no. 82-5006

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2009 MAY -1 A 5:21

[redacted]

09046003

29 April 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") on 28 April 2009 for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Dora Chow
Assistant Company Secretary

Encl.

E\vw\SL Asia\Connected Transaction\ltr_ADR.doc.12

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotel Public Company Limited ("SHPCL") is a company listed on the Stock Exchange of Thailand ("SET") and a 73.61% owned subsidiary of Shangri-La Asia Limited. SHPCL released to SET an announcement (the "Announcement") today. The following is a reproduction of the Announcement as required by the Note to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Kuok Khoon Loong, Edward
Mr. Lui Man Shing
Mr. Madhu Rama Chandra Rao
Mr. Giovanni Angelini

RECEIVED
2009 MAY -1 A 5:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Non-Executive Directors
Mr. Ho Kian Guan
Madam Kuok Oon Kwong
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man, BBS, JP
Mr. Michael Wing-Nin Chiu

Hong Kong, 28 April 2009

* *For identification purpose only*

To : Managing Director
The Stock Exchange of Thailand

Date : April 28, 2009

Re : Resolutions passed at the Annual General Meeting of Shareholders No. 15

Dear Sirs,

Shangri-La Hotel Public Company Limited ("the Company") wishes to report its shareholders' resolutions passed at the Annual General Meeting held on April 28, 2009. It was resolved:-

1. That the minutes of the Annual General Meeting of Shareholders No. 14 held on April 28, 2008 be unanimously adopted by all shareholders who attend the meeting with 114,137,300 votes or equal to 100%.

2. That the report of the Board of Directors for the year 2008 be acknowledged.

3. That the audited financial statements of the Company for the year ended December 31, 2008 be unanimously approved by all shareholders who attend the meeting with 114,137,300 votes or equal to 100%.

4. That the distribution of the annual dividend ("Annual Dividend") for the year ended December 31, 2008 at the rate of Baht 1 per share payable to the shareholders on May 27, 2009 be approved by majority votes as follows:
- Approved : 110,776,300 votes or equal to 97.055%.
- Objected : 3,152,600 votes or equal to 2.762%.
- Abstained : 208,400 votes or equal to 0.183%.

The "Record Date" on which shareholders have the right to receive Annual Dividend will be May 12, 2009 and the Share Registers of the Company will be closed on May 13, 2009 under Section 225 of the Securities and Exchange Act.

5. 5.1) That the re-appointment of all the following retiring directors be approved by majority votes as follows:

1. Mr. Pong Sarasin : Independent Director and Chairman of the Board of Directors
- Approved : 113,926,500 votes or equal to 99.815%.
- Objected : 2,100 votes or equal to 0.002%.
- Abstained : 208,700 votes or equal to 0.183%.

2. Mr. Kovit Poshyananda : Independent Director and Chairman of the Audit Committee
- Approved : 113,926,500 votes or equal to 99.815%.
- Objected : 2,100 votes or equal to 0.002%.
- Abstained : 208,700 votes or equal to 0.183%.

.../2

3. Mr.Jayavadh Bunnag : Independent Director and Member of the Audit Committee
- Approved : 113,926,500 votes or equal to 99.815%.
- Objected : 2,100 votes or equal to 0.002%.
- Abstained : 208,700 votes or equal to 0.183%.

4. Mr. Ho Kian Guan : Director
- Approved : 113,926,500 votes or equal to 99.815%.
- Objected : 2,100 votes or equal to 0.002%.
- Abstained : 208,700 votes or equal to 0.183%.

5.2) That the appointment of Mr. Kuok Khoon Ean as a new director of the Company with an annual fee of Baht 180,000 (same as other directors) be approved by majority votes as follows:
- Approved : 113,926,300 votes or equal to 99.815%.
- Objected : 2,100 votes or equal to 0.002%.
- Abstained : 208,900 votes or equal to 0.183%.

Thus the Board of Directors of the Company will comprise 14 directors and the authorised directors of the Company be as follows:-

"Any two of Mr. Suvat Asdathorn and/or Mr. Maris Pakdeetaveevivat and/or Mdm.Kuok Oon Kwong and/or Mrs. Chanida Asdathorn and/or Mr. Ho Kian Guan and/or Mr.Somkiat Asdathorn and/or Mr.Surin Asdathorn and/or Mrs.Pavinee Meensuk and/or Mr. Madhu Rama Chandra Rao and/or Mr. Kuok Khoon Ean to sign jointly and affix the Company's seal".

6.That the total amount of the remuneration of the 13 existing directors (excluding Mr. Kuok Khoon Ean) and the Audit Committee for the year 2009 is Baht 3,660,000 (same as previous year) be approved by majority votes as follows:
- Approved : 109,235,700 votes or equal to 95.706%.
- Objected : 3,152,600 votes or equal to 2.762%.
- Abstained : 1,749,000 votes or equal to 1.532%.

Thus the total amount of remuneration of the new Board of Directors (including Mr. Kuok Khoon Ean : Baht 180,000) and the Audit Committee for the year 2009 is Baht 3,840,000.

7. That the following auditors of Ernst & Young Office Limited be appointed as the Company's auditors for the year 2009:

Name	C.P.A. (Thailand) No.
1. Mr. Narong Puntawong	3315
and /or 2. Ms. Thipawan Nananuwat	3459
and /or 3. Mr. Supachai Phanyawattano	3930

.../3

Further resolved that the auditors' remuneration for the year 2009 of the amount of Baht 1,260,000 (same as previous year) be approved by majority votes as follows:

- Approved : 109,235,700 votes or equal to 95.706%.
- Objected : 3,469,000 votes or equal to 3.039%.
- Abstained : 1,432,600 votes or equal to 1.255%.

Yours faithfully,

(Mrs. Pavinee Meensuk)
Director and Company Secretary